SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

ZAIS GROUP HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98887G106
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98887G106	SCHEDULE 13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ramguard LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,707,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,707,056
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98887G106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,085,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,085,287
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,085,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98887G106	SCHEDULE 13D	Page 3 of 7 Pages

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by Ramguard LLC (formerly known as d.Quant Special Opportunities Fund, L.P.) (“Ramguard”) and Neil Ramsey (“Ramsey,” and together with Ramguard, the “Reporting Persons”) on February 17, 2015, as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on March 9, 2015, Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on March 25, 2015, Amendment No. 3 thereto (“Amendment No. 3”) filed with the SEC by the Reporting Persons on January 11, 2017, Amendment No. 4 thereto (“Amendment No. 4”) filed with the SEC by the Reporting Persons on September 6, 2017, and Amendment No. 5 thereto (“Amendment No. 5”) filed with the SEC by the Reporting Persons on January 17, 2018 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”), with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Only those items amended or supplemented are reported herein.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 14,555,113 shares of Class A Common Stock outstanding as of February 15, 2018, as set forth in the Issuer’s Schedule 13E-3 filed on March 30, 2018.

Ramguard was formed upon the conversion of d.Quant Special Opportunities Fund, L.P. from a Delaware limited partnership into a Delaware limited liability company.

Item 4.	Purpose of Transaction.

On January 11, 2018, Z Acquisition LLC (“Z Acquisition”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and ZGH Merger Sub, Inc. (“Merger Sub”), which, among other things, provides for the merger (the “Merger”) of Merger Sub with and into the Issuer, pursuant to which the outstanding shares of Class A Common Stock (other than certain excluded shares and shares as to which the holders have sought appraisal rights) shall be converted into the right to receive $4.10 per share in cash, without interest. At the Issuer’s upcoming annual meeting of stockholders to be held on May 17, 2018 (the “2018 Annual Meeting”), the Issuer’s stockholders will consider, among other matters, a proposal to adopt the Merger Agreement.

Contemporaneously with the signing of the Merger Agreement, on January 11, 2018:

•	Ramguard entered into an Amended and Restated Share Purchase Agreement (the “Share Purchase Agreement”), with Z Acquisition and CZ, which amended and restated the Share Purchase Agreement (the “Original Share Purchase Agreement”) between such parties previously disclosed in the Existing Schedule 13D. Christian Zugel (“CZ”), the Issuer’s Chairman and Chief Investment Officer, is the sole member of Z Acquisition.

•	Ramguard entered into a Stockholder Voting and Support Agreement (the “Support Agreement”) with the Issuer, NAR Special Global, LLC, an affiliate of Ramguard (“NAR”), and solely for the purposes of Section 4(e) of the Support Agreement, Ramsey.

On May 1, 2018, Ramguard, Z Acquisition and CZ consummated the transactions contemplated by the Share Purchase Agreement, as described in Item 6 below.

The Share Purchase Agreement and the Support Agreement are more fully described under Item 6 below, and such description is incorporated herein by reference.

Other than as described in this Item 4 and in Item 6 below, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98887G106	SCHEDULE 13D	Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Ramguard is the beneficial owner of 2,707,056 shares of the Class A Common Stock, or approximately 18.6% of the Issuer’s outstanding Class A Common Stock. Ramsey is the beneficial owner of 3,085,287 shares of the Class A Common Stock, or approximately 21.2% of the Issuer’s outstanding Class A Common Stock, consisting of (i) 2,707,056 shares of the Class A Common Stock held by Ramguard and (ii) 378,231 shares of Class A Common Stock held by NAR, of which Ramsey is the managing member. Each of the Reporting Persons has sole voting and dispositive power over the shares that it beneficially owns.

Since January 17, 2018, the date of filing of Amendment No. 5, except as described in Item 4 above and in Item 6 below, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Share Purchase Agreement

As discussed in Item 4 above, on January 11, 2018, Ramguard entered into the Share Purchase Agreement with Z Acquisition and CZ, which amended and restated the Original Share Purchase Agreement. On May 1, 2018, Ramguard, Z Acquisition and CZ consummated the transactions contemplated by the Share Purchase Agreement.

Under the Share Purchase Agreement, Z Acquisition acquired 6,500,000 shares of Class A Common Stock held by Ramguard (the “Target Shares”), for aggregate consideration of $26,650,000, or $4.10 per Target Share, payable in the following manner:

•	on the closing, Z Acquisition issued to Ramguard a promissory note and pledge agreement (the “Note and Pledge Agreement”) in the principal amount of $13,325,000;

•	on the closing, Z Acquisition made a cash payment to Ramguard of $10,250,000, together with interest in the amount of $125,000 (for an aggregate of $10,375,000); and

•	on or before the three month anniversary of the closing, CZ will make a cash payment of $3,075,000 to Ramguard, together with interest in the amount of $125,000 (for an aggregate of $3,200,000).

In accordance with the Share Purchase Agreement, Z Acquisition, CZ and the Issuer filed a Schedule 13E-3 relating to the purchase of the Target Shares and the other transactions contemplated by the Share Purchase Agreement.

Under the Share Purchase Agreement, effective upon the closing, Ramguard assigned and transferred to Z Acquisition all rights to vote or act by written consent with respect to the Target Shares with respect to each and every meeting of stockholders or action by written consent in lieu of a meeting having a record date on or prior to the date of transfer of the Target Shares to Z Acquisition and a meeting or (in the case of action by written consent) effective date following the closing. In lieu of delivering to Z Acquisition the irrevocable proxy with respect to the Target Shares required pursuant to the Share Purchase Agreement, with the consent of Z Acquisition and CZ, Ramguard instead delivered to the Issuer a proxy in the form solicited by the Issuer’s board of directors in connection with the Annual Meeting, instructing the holders thereof to vote the Target Shares in favor of the adoption of the Merger Agreement.

The Share Purchase Agreement further provides that, in the event that within one year after September 5, 2017, Z Acquisition, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Issuer or commences a tender offer recommended by the Issuer’s board for a Take Private Transaction at a price per share in excess of $4.10, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one year period after September 5, 2017, there is a change in control transaction or sale of a majority or more of the Class A Common Stock of the Issuer are acquired at a price per share in excess of $4.10.

CUSIP No. 98887G106	SCHEDULE 13D	Page 5 of 7 Pages

Note and Pledge Agreement

Upon the closing of the purchase under the Share Purchase Agreement, Z Acquisition issued the Note and Pledge Agreement to Ramguard.

The principal amount of the Note and Pledge Agreement bears interest at a rate of 8% per annum, payable quarterly in cash, and is due and payable on December 31, 2019.

Z Acquisition may prepay all or a portion of the outstanding principal amount of the Note and Pledge Agreement, without premium or penalty, together with all accrued and unpaid interest on the principal amount being prepaid, as follows: (x) on any quarterly interest payment date occurring on or after the date that cash portion of the purchase price for the Target Shares has been paid in full, (y) at any time and from time to time in order to comply with Regulation U promulgated by the Board of Governors of the Federal Reserve System or (z) as described below in this Item 6. After the date that cash portion of the purchase price for the Target Shares has been paid in full, Borrower also may prepay in full all amounts payable under the Note and Pledge Agreement at any time.

In addition, if, prior to the time that CZ and Z Acquisition and their controlled affiliates and any third parties acting in concert with CZ and Z Acquisition own the remaining outstanding shares of Class A Common Stock of the Issuer (such acquisition, a “Take-Private Transaction”), CZ, Z Acquisition or any of their controlled affiliates receives any dividend or distribution from the Issuer or CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by CZ, Z Acquisition or any such controlled affiliate, as the case may be, will be used by Z Acquisition to repay outstanding principal under the Note and Pledge Agreement, without premium or penalty but together with all accrued and unpaid interest on the principal amount being prepaid.

After consummation of a Take-Private Transaction and until such time as the entire principal and interest and any other amounts due under the Note and Pledge Agreement are paid in full, Z Acquisition will not, and will cause the Issuer and the Issuer’s subsidiaries not to, without the prior written consent of Ramguard:

•	consummate any sale of material assets for a price in excess of $2,500,000, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Ramguard’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets is distributed by the Issuer and/or its subsidiaries to their equity owners and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by CZ, Z Acquisition or any of their controlled affiliates (other than the Issuer and its subsidiaries) is used by Z Acquisition to prepay outstanding principal under the Note and Pledge Agreement;

•	enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A common stock of the Issuer; or

•	make any distributions to its equity owners other than tax distributions.

The Note and Pledge Agreement also provides that upon the occurrence of a default, Ramguard will have the right (but not the obligation) to declare all amounts outstanding immediately due and payable. In addition, during the continuance of a default, the interest rate on the Note and Pledge Agreement will increase to 12.5%. Defaults under the Note and Pledge Agreement include the following events: Z Acquisition defaults in the timely payment of principal or interest; Z Acquisition fails to observe any covenant in the Note and Pledge Agreement and such failure continues for 20 days; any representation or warranty in the Note and Pledge Agreement is incorrect or misleading when made; certain events relating to the bankruptcy or insolvency of Z Acquisition or any Pledgor (as defined below) occur; CZ has ceased to be an employee or officer of the Issuer or the controlling shareholder of the Issuer or Z Acquisition; or Z Acquisition, the Issuer or any subsidiary has defaulted in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1,000,000 or more, and in each case, such payment default shall not have been cured within 45 days following the occurrence of such payment default.

CUSIP No. 98887G106	SCHEDULE 13D	Page 6 of 7 Pages

As security for the full and punctual payment of the principal, all accrued interest thereon and all collection costs, when due and payable (whether upon stated maturity, or otherwise), each of Z Acquisition, CZ and the other pledgors listed on the signature pages to the Note and Pledge Agreement (collectively, the “Pledgors”), as applicable, granted to Ramguard a security interest in all of such Pledgor’s interest in (a) all of the equity securities of Z Acquisition, (b) all of the Class A units of ZAIS Group Parent, LLC owned by CZ, and (c) all of the equity securities of the Issuer and its subsidiaries held directly or indirectly by Z Acquisition, CZ and/or any entity wholly owned by Z Acquisition or CZ (other than equity securities issued by the Issuer’s subsidiaries or equity tranches issued by CLOs, in each case held by the Issuer or any direct or indirect subsidiary of the Issuer) (collectively, the “Pledged Interests”), any and all dividends and distributions (in cash or other property) in respect of the Pledged Interests, any and all securities or other property issued in substitution or exchange for the Pledged Interests and all proceeds of all of the foregoing (collectively, the “Pledged Collateral”). However, if and to the extent required at any time in order to comply with Regulation U promulgated by the Board of Governors of the Federal Reserve System, CZ shall cause either (x) the Pledgors to provide additional collateral for the outstanding balance of this Note or (y) Z Acquisition to prepay a portion of the outstanding balance under this Note.

The Pledgors are not permitted to directly or indirectly sell, transfer, assign, pledge, encumber or otherwise transfer any of the Pledged Interests unless Ramguard has given its prior consent with respect to such transfer. However, Z Acquisition may sell any Pledged Interests to a third party in consideration for cash (and only cash), if the net cash proceeds received by Z Acquisition upon such a sale for cash of any of the Pledged Interests (net of taxes and fees) are paid to Ramguard as a full or partial prepayment of the Note and Pledge Agreement. The Pledgors also may dispose of or transfer the Pledged Interests solely for estate planning purposes, if the transferee assumes the obligations under the Note and Pledge Agreement.

In the event that CZ or any entity (other than Z Acquisition) wholly owned directly or indirectly by CZ acquires any shares of the Issuer other than the Target Shares, CZ will cause such entity to become subject to the terms of the Note and Pledge Agreement to the same extent as Z Acquisition and to provide collateral with the same obligations (including pledging obligations) as Z Acquisition.

Support Agreement

As discussed in Item 4 above, on September 5, 2017, Ramguard entered into the Support Agreement with the Issuer, NAR and, solely for the purposes of Section 4(e) of the Support Agreement, Ramsey.

Under the Support Agreement, provided that the Issuer’s board of directors has not changed its recommendation with respect to the transactions, in connection with any meeting or written consent of stockholders of the Issuer, Ramguard and NAR have agreed to vote any shares of Class A Common Stock owned by them (“Shares”) (i) in favor of the Merger Agreement and the Merger, (ii) in favor of any proposal to adjourn a stockholders’ meeting to permit the solicitation of additional proxies in favor of approval of the Merger Agreement and the Merger, and (iii) against any other action or agreement that is not recommended by the Issuer’s board of directors and that would reasonably be expected to (A) result in the breach of any covenant, representation or warranty of the Issuer or Z Acquisition under the Merger Agreement, (B) result in, or contribute to, any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay, postpone or adversely affect the Merger.

The Support Agreement provides that Ramguard and NAR will not, directly or indirectly, (a) transfer any of the Shares, except for (i) transfers in connection with the Share Purchase Agreement, (ii) transfers by will or intestate succession, in which case the Support Agreement will bind each transferee, (iii) transfers in connection with bona fide estate and tax planning purposes, subject to the transferee agreeing in writing to be bound by the Support Agreement, (iv) with the prior consent of the Issuer (which consent may not be unreasonably withheld, conditioned or delayed), transfers to other stockholders of the Issuer bound by the Support Agreement, and (v) such other transfers as the Issuer may permit in its sole discretion, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with the Support Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the transfer of any Shares or (d) take any other action that would materially restrict, limit or interfere with the performance of Ramguard’s or NAR’s obligations under the Support Agreement.

CUSIP No. 98887G106	SCHEDULE 13D	Page 7 of 7 Pages

In the Support Agreement, Ramguard and NAR have waived their right to assert appraisal rights pursuant to the Delaware General Corporation Law. Accordingly, upon the closing of the Merger, the remaining shares of Class A Common Stock held by the Reporting Persons’ will be converted into the right to receive $4.10 per share in cash. There can be no assurance, however, that the Merger will be consummated.

The Support Agreement will terminate on the earlier of the termination of the Merger Agreement and the effective time of the Merger.

The Share Purchase Agreement and Support Agreement are included as Exhibits 99.7 and 99.8 to Amendment No. 5 of this Schedule 13D and are incorporated herein by reference. The form of Note and Pledge Agreement is included as Schedule A to the Share Purchase Agreement and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 3, 2018

RAMGUARD LLC

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: Manager

/s/ Neil Ramsey
Neil Ramsey